Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2024 financial results, and hold Annual General Meeting of Shareholders

Calgary, Alberta (April 30, 2024) – Suncor (TSX: SU) (NYSE: SU) will release its first quarter financial results on May 7, 2024 before 5:00 p.m. MT (7:00 p.m. ET).

A webcast to review the first quarter will be held on May 8, 2024 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Rich Kruger, President and Chief Executive Officer and Kris Smith, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Vice President, Investor Relations will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Annual General Meeting

Suncor will host its Annual General Meeting online at 10:30 a.m. MT (12:30 p.m. ET) on May 7, 2024.

To participate in the meeting, shareholders will need access to the internet for the full duration of the meeting. Visit https://web.lumiagm.com/431341616 (Password: suncor2024 (case sensitive)) to participate in the meeting. Detailed instructions for shareholders to participate in the meeting are provided in Suncor’s virtual user guide available at https://www.suncor.com/en-ca/investors/events-and-presentations. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com